Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS SECOND QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $36.0 million in the second quarter of 2010, up from $31.7 million in the second quarter of 2009.
•	Declared cash distribution of $0.60 per unit for the second quarter of 2010.
•	In July 2010, completed direct equity placement of 1.7 million units for net proceeds of $51 million.
Hamilton, Bermuda, August 11, 2010 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended June 30, 2010. During the second quarter of 2010, the Partnership generated distributable cash flow(1) of $36.0 million, compared to $31.7 million in the same quarter of the previous year. The increase primarily reflects the acquisition of two LNG carriers and one LPG carrier during 2009, as well as the acquisition of the two Suezmax conventional oil tankers and one Handymax conventional product tanker in March 2010, all of which are on long-term, fixed-rate charter contracts.
On July 28, 2010, the Partnership declared a cash distribution of $0.60 per unit for the quarter ended June 30, 2010. The cash distribution is payable on August 13, 2010 to all unitholders of record on August 6, 2010.
“We are pleased to report an increase in our distributable cash flow in the second quarter which primarily reflects the contribution from the three vessels we acquired in March 2010,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “The Partnership’s large portfolio of long-term fixed rate contracts continues to underpin the stability of our cash flows and distributions. Due in part to the recent successful completion of the $51 million direct equity placement, we are well positioned to capitalize on future growth opportunities with over $500 million of available liquidity. In addition to the three LPG/Multigas newbuildings scheduled for delivery in 2010 and 2011 and an opportunity to acquire from our sponsor, Teekay Corporation, a one-third interest in four Angola LNG newbuildings expected to deliver in 2011 and 2012, we continue to monitor various other opportunities to acquire gas-oriented projects with long-term, fixed-rate contracts that will provide distributable cash flow accretion for our unitholders.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2010:

	Number of Vessels
	Delivered	Committed
	Vessels	Vessels		Total
LNG Carrier Fleet(1)	15	—		15
LPG/Multigas Carrier Fleet	3	3	(2)	6
Conventional Tanker Fleet	11	—		11

Total	29	3		32

(1)	Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings, as described below.

(2)	Represents the three Skaugen LPG/Multigas carriers currently under construction, as described below.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to, or has the right to, acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire one LPG carrier from a subsidiary of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay Corporation (Teekay). The three LPG/Multigas carriers are currently under construction and will be purchased upon their scheduled deliveries from the shipyard in 2010 and 2011. Upon delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG
A consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries which are scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of these newbuilding LNG carriers. The vessels are currently under construction and are expected to deliver in 2011 and 2012.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $24.3 million for the quarter ended June 30, 2010, compared to $20.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $1.5 million and $14.6 million for the three months ended June 30, 2010 and 2009, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $22.8 million and $6.2 million for the three months ended June 30, 2010 and 2009, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statements of income.
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	June 30, 2010			June 30, 2009
		(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment(i)	Total
Net voyage revenues(ii)	65,700	25,653	91,353	62,962	19,249	82,211
Vessel operating expenses	12,744	9,297	22,041	12,144	6,329	18,473
Depreciation and amortization	15,394	7,013	22,407	15,193	5,313	20,506
Cash flow from vessel operations(iii)	51,609	13,819	65,428	43,062	9,849	52,911

(i)
Cash flow from vessel operations for the Conventional Tanker segment only reflects the cash flows generated by the Alexander Spirit, Hamilton Spirit and Bermuda Spirit subsequent to their acquisition by the Partnership on March 17, 2010. Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are referred to as the Dropdown Predecessor.

(ii)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(iii)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, excluding the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and Dropdown Predecessors and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment increased to $51.6 million in the second quarter of 2010 from $43.1 million in the same quarter of the prior year. This increase is primarily due the acquisition of the Tangguh LNG carriers in August 2009 and the delivery of the second Skaugen LPG carrier in November 2009, partially offset by higher vessel operating expenses in the second quarter of 2010 with respect to additional crew training costs associated with the RasGas II joint venture.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment was $13.8 million for the second quarter of 2010 compared to $9.8 million in the same quarter of the prior year. The increase is primarily due to the acquisition of two Suezmax tankers and one Handymax Product tanker from Teekay in the first quarter of 2010. This was partially offset by an increase in the number of scheduled drydocking days in the second quarter of 2010 and a decrease in LIBOR which affected the daily charter rates of certain of the Partnership’s conventional tankers. Under the terms of the capital leases relating to these vessels, there is a corresponding decrease in the Partnership’s lease payments which is reflected as a decrease in interest expense. As a result, these interest rate adjustments do not impact the Partnership’s cash flow from vessel operations, cash available for distribution or net income.
Liquidity
As of June 30, 2010, the Partnership had total liquidity of $457.5 million, comprised of $71.0 million in cash and cash equivalents and $386.5 million in undrawn medium-term credit facilities. After giving effect to the recent $51 million direct equity placement Teekay LNG completed in July 2010, the Partnership currently has total liquidity of over $500 million.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of 15 LNG carriers, 6 LPG/Multigas carriers and 11 conventional tankers. Three of the six LPG/Multigas carriers are newbuildings scheduled for delivery in 2010 and 2011.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Month Ended
	June 30, 2010	March 31, 2010(1)	June 30, 2009(1)	June 30, 2010(1)	June 30, 2009(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	91,846	92,492	82,433	184,338	158,842

OPERATING EXPENSES
Voyage expenses	493	141	222	634	740
Vessel operating expenses	22,041	21,028	18,473	43,069	37,214
Depreciation and amortization	22,407	22,156	20,506	44,563	39,832
General and administrative	5,037	5,392	4,155	10,429	7,710
Restructuring charge(2)	126	49	709	175	2,660

	50,104	48,766	44,065	98,870	88,156

Income from vessel operations	41,742	43,726	38,368	85,468	70,686

OTHER ITEMS
Interest expense	(11,320)	(12,774)	(16,209)	(24,094)	(33,328)
Interest income	1,429	1,873	3,507	3,302	7,482
Realized and unrealized (loss) gain on derivative instruments(3)	(45,549)	(26,812)	8,642	(72,361)	(7,594)
Foreign exchange gain (loss)(4)	36,635	23,221	(22,379)	59,856	(1,951)
Equity (loss) income(5)	(2,930)	1,317	11,942	(1,613)	21,134
Other (expense) income — net	(116)	470	9	354	178

Net income	19,891	31,021	23,880	50,912	56,607

Net (loss) income attributable to:
Non-controlling interest	(2,875)	301	17,186	(2,574)	22,613
Dropdown Predecessor	—	2,258	479	2,258	479
Partners	22,766	28,462	6,215	51,228	33,515

Limited partners’ units outstanding:
Weighted-average number of common units outstanding	52,339,849	44,972,563	39,078,943	48,676,558	36,246,589
- Basic and diluted
Weighted-average number of subordinated units outstanding	—	7,367,286	9,310,306	3,663,291	9,178,580
- Basic and diluted
Weighted-average number of total units outstanding	52,339,849	52,339,849	48,389,249	52,339,849	45,425,169
- Basic and diluted

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

(2)
The total cost incurred in 2009 and 2010 in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers was approximately $3.4 million, of which $126,000, $49,000 and $0.7 million was incurred for the three months ended June 30, 2010, March 31, 2010 and June 30, 2009, respectively, and $175,000 and $2.7 million for the six months ended June 30, 2010 and 2009, respectively.

(3)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Six Month Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Realized losses relating to:
Interest rate swaps	(10,581)	(11,214)	(8,736)	(21,795)	(14,637)
Toledo Spirit time-charter derivative contract	—	—	—	—	—

	(10,581)	(11,214)	(8,736)	(21,795)	(14,637)

Unrealized (losses) gains relating to:
Interest rate swaps	(32,868)	(15,398)	16,801	(48,266)	1,388
Toledo Spirit time-charter derivative contract	(2,100)	(200)	577	(2,300)	5,655

	(34,968)	(15,598)	17,378	(50,566)	7,043

Total realized and unrealized (losses) gains on derivative instruments	(45,549)	(26,812)	8,642	(72,361)	(7,594)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the statements of income.

(5)
Equity (loss) income includes unrealized (losses) gains on derivative instruments of ($6.3) million, ($2.2) million and $8.3 million for the three months ended June 30, 2010, March 31, 2010 and June 30, 2009, respectively, and ($8.5) million and $11.1 million for the six months ended June 30, 2010 and 2009, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2010	2010	2009(2)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	70,999	97,224	108,350
Restricted cash — current	30,304	32,014	32,427
Other current assets	23,527	19,844	19,136
Advances to affiliates and to joint venture	6,026	3,075	22,361
Restricted cash — long-term	564,115	573,106	579,093
Vessels and equipment	1,989,093	2,004,040	2,020,174
Advances on newbuilding contracts	59,268	58,255	57,430
Net investments in direct financing leases	418,775	420,173	421,441
Derivative assets	90,958	35,626	32,131
Investment in joint venture	89,888	92,904	91,674
Other assets	23,987	24,480	25,888
Intangible assets	128,110	130,393	132,675
Goodwill	35,631	35,631	35,631

Total Assets	3,530,681	3,526,765	3,578,411

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	60,079	58,347	62,124
Current portion of long-term debt and capital leases	115,233	116,127	118,414
Advances from affiliates and joint venture partners	106,410	119,021	105,559
Long-term debt and capital leases	2,051,706	2,112,745	2,140,941
Derivative liabilities	243,401	153,100	134,007
Other long-term liabilities	100,156	99,977	100,328
Equity
Dropdown Predecessor equity(2)	—	—	43,013
Non-controlling interest(3)	11,233	14,108	13,807
Partners’ equity	842,463	853,340	860,218

Total Liabilities and Total Equity	3,530,681	3,526,765	3,578,411

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in the two Skaugen Multigas Carriers, it is required to consolidate these vessels prior to the actual acquisition date under U.S. GAAP.

(2)
In accordance with GAAP, the balance sheet at December 31, 2009 includes the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, which were acquired by the Partnership on March 17, 2010, to reflect ownership of the vessels from the time they were acquired by Teekay on September 3, 2009, June 24, 2009 and May 27, 2009, respectively.

(3)
As at June 30, 2010, non-controlling interest includes the 30 percent portion of Teekay Nakilat (RasGasII Project) and 31 percent of the equity interest in the Tangguh project, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Month Ended June 30,
	2010(1)	2009(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	91,858	91,040

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of the Alexander Spirit, Hamilton Spirit and Bermuda Spirit	(33,997)	—
Proceeds from issuance of long-term debt	35,049	88,519
Scheduled repayments of long-term debt	(40,427)	(45,493)
Prepayments of long term debt	(9,000)	(95,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(1,854)	(4,711)
Proceeds from follow-on equity offering, net of offering costs	—	68,532
Advances (to) from affiliates	(4,223)	25,362
Repayment of joint venture partners’ advances	(1,264)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor	466	62
Decrease in restricted cash	495	972
Cash distributions paid	(65,269)	(55,993)
Other — net	(131)	—

Net financing cash flow	(120,155)	(18,650)

INVESTING ACTIVITIES
Advances to joint venture and joint venture partner	(6,900)	(2,610)
Receipts from direct financing leases	2,666	1,528
Expenditures for vessels and equipment	(4,820)	(94,750)

Net investing cash flow	(9,054)	(95,832)

	(37,351)	(23,442)
Decrease in cash and cash equivalents
Cash and cash equivalents, beginning of the period	108,350	117,641

Cash and cash equivalents, end of the period	70,999	94,199

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
Net income — GAAP basis	19,891	23,880
Less:
Net loss (income) attributable to non-controlling interest	2,875	(17,186)
Net (income) attributable to Dropdown Predecessor	—	(479)

Net income attributable to the partners	22,766	6,215
Add (subtract) specific items affecting net income:
Foreign exchange (gain) loss(1)	(36,635)	22,379
Unrealized losses (gains) from derivative instruments(2)	34,968	(17,378)
Unrealized losses (gains) from derivative instruments from equity accounted investees(2)	6,337	(8,265)
Restructuring charge(3)	126	709
Additional crew training charges received relating to prior periods	1,597	—
Non-controlling interests’ share of items above	(4,894)	17,149

Total adjustments	1,499	14,594

Adjusted net income attributable to the partners	24,265	20,809

(1)	Foreign exchange gains (losses) primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.

(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Restructuring charges were incurred in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay and the change of the nationality of some of the seafarers.

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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, income taxes, foreign exchange related items and net income attributable to the Dropdown Predecessor before depreciation. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended
June 30, 2010
(unaudited)

Net income	19,891
Add:
Depreciation and amortization	22,407
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	4,609
Unrealized loss from derivatives and other non-cash items	36,062
Equity loss from RasGas 3 joint venture	2,930
Income tax expense	222

Less:
Unrealized foreign exchange gain	(36,635)
Estimated maintenance capital expenditures	(10,376)

Distributable Cash Flow before Non-controlling interest	39,110
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,155)

Distributable Cash Flow	35,955

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	65,700	25,653	91,353
Vessel operating expenses	12,744	9,297	22,041
Depreciation and amortization	15,394	7,013	22,407
General and administrative	2,626	2,411	5,037
Restructuring charge	—	126	126

Income from vessel operations	34,936	6,806	41,742

	Three Months Ended June 30, 2009
		(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment(2)	Total
Net voyage revenues(1)	62,962	19,249	82,211
Vessel operating expenses	12,144	6,329	18,473
Depreciation and amortization	15,193	5,313	20,506
General and administrative	2,398	1,757	4,155
Restructuring charge	315	394	709

Income from vessel operations	32,912	5,456	38,368

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from vessel operations for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay, are referred to herein as the Dropdown Predecessor.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; being able to capitalize on future growth opportunities; Teekay Corporation offering its interest in the Angola LNG Project vessels to the Partnership; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating to such newbuildings; the Partnership’s financial position, including available liquidity; and with respect to cash flow generated by vessels delivered in future periods and potential for future distribution increases. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays or shipyard production delays which would change the expected timing of new build vessel deliveries; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG/Multigas projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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